Exhibit 99.1

Zhihu Inc. Reports Unaudited First Quarter 2024 Financial Results

BEIJING, China, June 12, 2024 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter ended March 31, 2024.

First Quarter 2024 Highlights

●	Total revenues were RMB960.9 million (US$133.1 million) in the first quarter of 2024, compared with RMB994.2 million in the same period of 2023.

●	Gross margin expanded to 56.6% in the first quarter of 2024 from 51.5% in the same period of 2023.

●	Net loss was RMB165.8 million (US$23.0 million) in the first quarter of 2024, narrowed by 7.4% from the same period of 2023.

●	Adjusted net loss (non-GAAP)[1] was RMB135.7 million (US$18.8 million) in the first quarter of 2024, compared with RMB120.2 million in the same period of 2023.

●	Average monthly active users (MAUs)[2] were 89.0 million in the first quarter of 2024.

●	Average monthly subscribing members[3] were 14.8 million in the first quarter of 2024.

“We are delighted to start 2024 with a solid financial and operating performance,” said Mr. Yuan Zhou, chairman and chief executive officer of Zhihu. “We made substantial strides toward our break-even target by enhancing operating efficiency and accelerating loss reduction. Furthermore, our efforts to enhance ‘trustworthiness’ within the Zhihu community continued to drive community prosperity, resulting in significant increases in core users’ engagement and retention rates, as well as our DAU time spent. We believe that our AI search feature’s emerging potential and the value we continue to unlock across the trustworthy Zhihu community will provide fresh momentum for our sustainable growth and a clear path to profitability for the remaining quarters of the year.”

Mr. Han Wang, chief financial officer of Zhihu, added, “We optimized our cost structure and enhanced monetization efficiency during the quarter. Our gross profit margin has improved year-over-year for six consecutive quarters. In terms of operating expenses, we significantly reduced community-related new user acquisition costs and maintained a high ROI across our multiple business lines, while investing prudently in AI. We are confident that with continued strong strategic execution, we will remain on track to achieve our profitability goals.”

First Quarter 2024 Financial Results

Total revenues were RMB960.9 million (US$133.1 million) in the first quarter of 2024, compared with RMB994.2 million in the same period of 2023.

Marketing services revenue was RMB330.5 million (US$45.8 million), compared with RMB392.1 million in the same period of 2023. The decrease was primarily due to our ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB449.7 million (US$62.3 million), compared with RMB454.8 million in the same period of 2023. The slight decrease was primarily attributable to a slight decline in our average monthly subscribing members.

Vocational training revenue was RMB145.4 million (US$20.1 million), representing a 35.9% increase from RMB107.0 million in the first quarter of 2023. The increase was primarily due to our further enriched online course offerings.

Other revenues were RMB35.2 million (US$4.9 million), compared with RMB40.3 million in the same period of 2023.

Cost of revenues decreased by 13.4% to RMB417.4 million (US$57.8 million) from RMB482.0 million in the same period of 2023. The decrease was primarily due to a decrease in content and operating costs in connection with the decline in our revenues.

Gross profit was RMB543.5 million (US$75.3 million), representing a 6.1% increase from RMB512.2 million in the same period of 2023. Gross margin expanded to 56.6% from 51.5% in the same period of 2023, primarily attributable to our monetization enhancements.

Total operating expenses were RMB768.2 million (US$106.4 million) in the first quarter of 2024, compared with RMB729.0 million in the same period of 2023.

Selling and marketing expenses increased to RMB478.0 million (US$66.2 million) from RMB445.6 million in the same period of 2023. The increase reflects our continued efforts in promoting our product and service offerings.

Research and development expenses increased to RMB197.4 million (US$27.3 million) from RMB183.0 million in the same period of 2023. The increase was primarily due to our increased spending on technology innovation.

General and administrative expenses decreased to RMB92.9 million (US$12.9 million) from RMB100.4 million in the same period of 2023. The decrease was primarily due to lower share-based compensation expenses.

Loss from operations was RMB224.7 million (US$31.1 million) in the first quarter of 2024, compared with RMB216.7 million in the same period of 2023.

Adjusted loss from operations (non-GAAP)[1] was RMB193.6 million (US$26.8 million) in the first quarter of 2024, compared with RMB157.3 million in the same period of 2023.

Net loss was RMB165.8 million (US$23.0 million) in the first quarter of 2024, compared with RMB179.0 million in the same period of 2023.

Adjusted net loss (non-GAAP)[1] was RMB135.7 million (US$18.8 million) in the first quarter of 2024, compared with RMB120.2 million in the same period of 2023.

Diluted net loss per American depositary share (“ADS”)[4] was RMB1.76 (US$0.24), compared with RMB1.78 in the same period of 2023.

Cash and cash equivalents, term deposits and short-term investments

As of March 31, 2024, the Company had cash and cash equivalents, term deposits and short-term investments of RMB5,216.9 million (US$722.5 million), compared with RMB5,462.9 million as of December 31, 2023.

Share Repurchase Programs

As of March 31, 2024, the Company had repurchased 31.1 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) for a total price of US$66.5 million on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the Company’s existing US$100 million share repurchase program (the “2022 Repurchase Program”) established in May 2022, extended in May 2023, and effective until June 10, 2024. The repurchases made under the 2022 Repurchase Program were covered by the general unconditional mandate to purchase the Company’s own shares approved by shareholders at the Company’s annual general meetings held on June 10, 2022 and June 30, 2023, respectively.

The board of directors of the Company has approved an extension of the 2022 Repurchase Program until June 26, 2025, which is subject to shareholder approval for granting a general mandate to the board of directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares of the Company (excluding any treasury shares) as of the date of such approval (the “2024 Repurchase Mandate”) at the forthcoming annual general meeting of the Company to be held on June 26, 2024 (the “2024 Shareholder Approval”).

The board of directors of the Company further announces that, in addition to the extended 2022 Repurchase Program, it proposes to conduct a concurrent share repurchase program effective until June 26, 2025 (the “2024 Repurchase Program”). The maximum number of shares (including shares underlying the ADSs) that can be repurchased under the 2024 Repurchase Program, together with the remaining number of shares (including shares underlying the ADSs) that can be repurchased under the 2022 Repurchase Program, will not exceed the 2024 Repurchase Mandate, subject to the 2024 Shareholder Approval. The Company’s proposed repurchases, if approved, may be made from time to time in the open market at prevailing market prices or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company plans to fund any such repurchases from its existing cash balance.

[1] Adjusted loss from operations and adjusted net loss are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] MAUs refers to the sum of the number of mobile devices that launch our mobile apps at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[3] Monthly subscribing members refers to the number of our Yan Selection members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

[4] On May 10, 2024, we effected a change in the ratio of our ADSs to Class A ordinary shares from two ADSs representing one Class A ordinary share to a new ratio of one ADS representing three Class A ordinary shares. Basic and diluted net loss per ADS have been retrospectively adjusted to reflect this ADS ratio change for all periods presented.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on June 12, 2024 (7:00 p.m. Beijing/Hong Kong time on June 12, 2024).

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10189533/fc960a34f7

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call, until June 19, 2024, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	6946527

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, we have grown from a Q&A community into one of the top comprehensive online content communities and the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.2203 to US$1.00, the exchange rate in effect as of March 29, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Revenues:
Marketing services	392,137	465,153	330,542	45,780
Paid membership	454,769	455,906	449,724	62,286
Vocational training	106,998	169,272	145,436	20,143
Others	40,316	47,966	35,161	4,870
Total revenues	994,220	1,138,297	960,863	133,079
Cost of revenues	(482,001)	(465,197)	(417,384)	(57,807)
Gross profit	512,219	673,100	543,479	75,272

Selling and marketing expenses	(445,565)	(527,604)	(477,954)	(66,196)
Research and development expenses	(182,960)	(232,585)	(197,356)	(27,333)
General and administrative expenses	(100,438)	(91,069)	(92,917)	(12,869)
Total operating expenses	(728,963)	(851,258)	(768,227)	(106,398)

Loss from operations	(216,744)	(178,158)	(224,748)	(31,126)

Other income/(expenses):
Investment income	6,006	12,279	16,902	2,341
Interest income	39,493	38,828	30,763	4,261
Fair value change of financial instruments	(3,582)	14,780	9,408	1,303
Exchange (losses)/gains	(5,649)	(937)	120	17
Others, net	6,333	15,032	3,043	421

Loss before income tax	(174,143)	(98,176)	(164,512)	(22,783)
Income tax expense	(4,829)	(4,929)	(1,284)	(178)
Net loss	(178,972)	(103,105)	(165,796)	(22,961)
Net (income)/loss attributable to noncontrolling interests	(2,383)	(666)	950	132
Net loss attributable to Zhihu Inc.’s shareholders	(181,355)	(103,771)	(164,846)	(22,829)

Net loss per share
Basic	(0.59)	(0.36)	(0.59)	(0.08)
Diluted	(0.59)	(0.36)	(0.59)	(0.08)

Net loss per ADS (One ADS represents three Class A ordinary shares)
Basic	(1.78)	(1.07)	(1.76)	(0.24)
Diluted	(1.78)	(1.07)	(1.76)	(0.24)

Weighted average number of ordinary shares outstanding
Basic	305,245,036	291,056,615	281,549,707	281,549,707
Diluted	305,245,036	291,056,615	281,549,707	281,549,707

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	4,400	1,575	2,497	346
Selling and marketing expenses	8,758	(7,001)	3,272	453
Research and development expenses	21,205	(57)	3,680	510
General and administrative expenses	21,555	12,983	16,363	2,266

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2023	As of March 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,106,639	2,194,419	303,923
Term deposits	1,586,469	1,553,663	215,180
Short-term investments	1,769,822	1,468,801	203,427
Trade receivables	664,615	638,226	88,393
Amounts due from related parties	18,319	31,277	4,332
Prepayments and other current assets	232,016	239,814	33,214
Total current assets	6,377,880	6,126,200	848,469
Non-current assets:
Property and equipment, net	10,849	10,794	1,495
Intangible assets, net	122,645	117,113	16,220
Goodwill	191,077	191,077	26,464
Long-term investments	44,621	51,176	7,088
Right-of-use assets	40,211	31,141	4,313
Other non-current assets	7,989	7,875	1,090
Total non-current assets	417,392	409,176	56,670
Total assets	6,795,272	6,535,376	905,139
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	1,038,531	1,023,973	141,819
Salary and welfare payables	342,125	332,077	45,992
Taxes payables	21,394	16,328	2,261
Contract liabilities	303,574	310,307	42,977
Amounts due to related parties	26,032	9,491	1,314
Short term lease liabilities	42,089	33,729	4,672
Other current liabilities	171,743	165,873	22,973
Total current liabilities	1,945,488	1,891,778	262,008
Non-current liabilities
Long term lease liabilities	3,642	2,861	396
Deferred tax liabilities	22,574	21,505	2,979
Other non-current liabilities	121,958	111,664	15,465
Total non-current liabilities	148,174	136,030	18,840
Total liabilities	2,093,662	2,027,808	280,848

Total Zhihu Inc.’s shareholders’ equity	4,599,810	4,393,324	608,468
Noncontrolling interests	101,800	114,244	15,823
Total shareholders’ equity	4,701,610	4,507,568	624,291

Total liabilities and shareholders’ equity	6,795,272	6,535,376	905,139

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Loss from operations	(216,744)	(178,158)	(224,748)	(31,126)
Add:
Share-based compensation expenses	55,918	7,500	25,812	3,575
Amortization of intangible assets resulting from business acquisitions	3,490	5,365	5,365	743
Adjusted loss from operations	(157,336)	(165,293)	(193,571)	(26,808)

Net loss	(178,972)	(103,105)	(165,796)	(22,961)
Add:
Share-based compensation expenses	55,918	7,500	25,812	3,575
Amortization of intangible assets resulting from business acquisitions	3,490	5,365	5,365	743
Tax effects on non-GAAP adjustments	(600)	(1,069)	(1,069)	(148)
Adjusted net loss	(120,164)	(91,309)	(135,688)	(18,791)